
June 22, 2023

Michael DePasquale
Chief Executive Officer
BIO-key International Inc.
3349 Highway 138. Building A, Suite C
Wall, NJ 07719

> **Re: BIO-key International Inc.**
> **Registration Statement on Form S-1**
> **Filed June 15, 2023**
> **File No. 333-272675**

Dear Michael DePasquale:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Vincent Vietti, Esq.